Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

The Company noted a news report by Reuters on 30 November 2020 that relevant U.S. government agency might add China National Offshore Oil Corporation (中國海洋石油集團有限公司) (“CNOOC”), the controlling shareholder of the Company, to a blacklist of companies with alleged ties to the Chinese military. The Company has inquired with CNOOC and understands that CNOOC has not yet received any official notice or decision from relevant U.S. government agency.

The Company is closely monitoring the development of the situation. The Company may make further announcements if and when appropriate.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 30 November 2020

As at the date of this announcement, the Board comprises:	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen

Executive Directors Xu Keqiang Hu Guangjie	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong